SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W.
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

[ ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended ____________

OR

[X]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from December 30, 2002 to December 31, 2002.

Commission file number 1-892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan.

The Report of Independent Auditors; Statements of Assets Available for Benefits as of December 31 and 30, 2002; and Statement of Changes in Assets Available for Benefits for the one day period ended December 31, 2002.

2.	Exhibit 23 Consent of Independent Auditors – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this transition report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

June 26, 2003	/S/ Kevin P. Heslin

Kevin P. Heslin
Chairman of Goodrich Corporation
Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS

Goodrich Corporation Employees’ Savings Plan,
December 31 and 30, 2002, and the one day period ended December 31, 2002 with Report of Independent Auditors

Goodrich Corporation Employees’ Savings Plan

Audited Financial Statements

December 31 and 30, 2002 and
one day period ended December 31, 2002

Report of Independent Auditors

Goodrich Corporation
Benefit Design and Administration Committee

We have audited the accompanying statements of assets available for benefits of Goodrich Corporation Employees’ Savings Plan as of December 31 and 30, 2002, and the related statement of changes in assets available for benefits for the one day period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31 and 30, 2002, and the changes in its assets available for benefits for the one day period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/S/ Ernst & Young LLP

Charlotte, North Carolina
June 20, 2003

Goodrich Corporation Employees’ Savings Plan
Statements of Assets Available for Benefits

	December 31,	December 30,
	2002	2002

Assets
Investments, at fair value:
Goodrich Corporation Savings Plans Master Trust (Notes 2 and 4)	$841,942,661	$837,423,986

Contribution receivables:
Goodrich Corporation	1,269,000	1,269,000

Total contribution receivables	1,269,000	1,269,000

Assets available for benefits	$843,211,661	$838,692,986

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan
Statements of Changes in Assets Available for Benefits

One Day
Period Ended
December 31,
2002

Additions
Investment income:
Interest	$1,071,165
Net realized and unrealized appreciation in aggregate fair value of investments	3,065,204

4,136,369

Contributions from:
Participants	945,683

Total additions	5,082,052

Deductions
Withdrawals and terminations	562,956
Administrative expenses (Note 1)	421

Total deductions	563,377

Net increase	4,518,675

Assets available for benefits at beginning of period	838,692,986

Assets available for benefits at end of period	$843,211,661

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan

Notes to Financial Statements

1. Description of the Plan

Goodrich Corporation Employees’ Savings Plan (the “Plan”) is a defined contribution plan covering substantially all non-bargaining unit employees and certain bargaining unit employees of Goodrich Corporation (the “Company”) and certain subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 30, 2002, the Plan year-end was changed to December 31.

Effective February 1, 1994, Goodrich Corporation Savings Plans Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of Goodrich Corporation Wage Employees’ Savings Plan. All investment information disclosed in the financial statements, including investments held at December 31 and 30, 2002, and net depreciation in fair value of investments, and interest income for the one day period ended December 31, 2002, was obtained or derived from information supplied and certified as complete and accurate by Fidelity Investments (the “Trustee”).

The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax, 401(k) savings option. Under the after-tax savings option, employee contributions are subject to federal income taxes, whereas under the pre-tax savings option the participant postpones paying federal income taxes on the amount of contributions deducted from his or her salary until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options. Participants can contribute to each of the investment funds under both savings options.

Each employee who elects to become a participant in the Plan authorizes a payroll deduction from 1% to 18% of their eligible earnings, subject to limitations under the Internal Revenue Code (the “Code”).

Participant contributions are always fully vested. The Plan provides that for each plan year the employer will contribute a percentage of the participants’ contributions that are 6% or less of the participants’ monthly eligible earnings. The Plan was amended effective December 31, 2001 to eliminate the vesting requirement on Company contributions. The Company contributions will no longer be automatically invested in the Company Stock Fund, but will be invested in the same manner as participant contributions. The investment choices available to participants have been expanded, and a brokerage option has been added to the Plan.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code.

Goodrich Corporation Employees’ Savings Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund.

Company contributions, excluding retirement contributions made after January 1, 1990, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Forfeitures are applied to reduce contributions required by the Company.

A participant who elects to withdraw from the Plan is paid the current value of his or her vested account balance. Distributions from the Company Stock Fund are made in cash or stock of the Company, and distributions from the other funds are made in cash.

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

Investment management fees and administrative expenses related to recordkeeping are charged against the earnings of the investment funds in which the participants’ funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the Human Resource Department of the Company.

Goodrich Corporation Employees’ Savings Plan

Notes to Financial Statements (Continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are held in the Master Trust, a master investment trust administered by the Trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the Company Stock Fund is derived from the value of the Company’s common stock. The asset value of the EnPro Stock Fund is derived from the value of the common stock of EnPro Industries, Inc. Investments in the individual Fidelity mutual funds and investments under the brokerage link are valued at quoted market prices on the last business day of the Plan year. Investments in the Stable Value Fund are primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 5.55% in 2002), and are valued at contract value (which approximates fair value). The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, the fair value of which approximates cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Goodrich Corporation Employees’ Savings Plan

Notes to Financial Statements (Continued)

4. Investments

The investment in the Master Trust represents the Plan’s proportionate interest in the assets of the Master Trust at December 31 and 30, 2002, respectively. The Plan’s investment in the Master Trust represented 98.0% of the total net assets of the Master Trust at December 31 and 30, 2002.

The Plan has a divided interest in the Participant Loan Account, which reflects the Plan’s specific loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Summarized financial information for the Master Trust is as follows:

	December 31,	December 30,
	2002	2002

Statement of Assets
Investments at fair value:
Company Stock Fund	$145,497,242	$142,750,439
EnPro Stock Fund	5,360,826	5,326,200
Fidelity Investments	667,672,992	665,320,617
Brokerage Link	5,448,252	5,433,883
Loans to participants	33,974,455	34,463,794

Total investments	857,953,767	853,294,933
Receivables:
Dividend receivables	1,538,187	1,538,187

Total receivables	1,538,187	1,538,187

Assets payable to participating plans	$859,491,954	$854,833,120

	One Day
	Period Ended
	December 31,
	2002

Statement of Changes in Assets
Assets payable to participating plans at beginning of period	$854,833,120
Total additions	2,044,041
Total deductions	(563,377)
Net realized and unrealized appreciation in fair value of investments	3,178,170

Assets payable to participating plans at end of period	$859,491,954

Goodrich Corporation Employees’ Savings Plan

Notes to Financial Statements (Continued)

5. Transactions with Parties-in-Interest

All legal and accounting expenses of the Plan are paid by the Company. Other than as described above or pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

6. Number of Participants (unaudited)

At December 31, 2002, there were 17,670 participants with account balances in the Plan.

7. Subsequent Events

Effective January 1, 2003, the plan was amended to increase the maximum payroll deduction to 25% of eligible earnings, to allow for age 50 catch-up contributions, and to provide for participants to make an election to receive dividends on Company stock in cash rather than having these dividends reinvested. In January 2003, assets were transferred in from the Lucas Western, Inc Hourly Employees Savings Plan. Effective May 1, 2003, assets were transferred in from the Goodrich Corporation Wage Employees’ Savings Plan for wage employees of the Tullahoma, Tennessee plant. Effective June 1, 2003, the Company match for all non-bargaining employees in the plan was decreased to 50% on the first 6% of eligible earnings.

EXHIBIT INDEX

23	Consent of Independent Auditors – Ernst & Young LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002